Exhibit 99.4

NICE Extends CXi Leadership With Next-Gen Digital And Conversational AI Capabilities

NICE named a leader in Omdia Customer Engagement Platforms, 2022–23 research report, receiving maximum scores for solution innovation

Hoboken, N.J., August 22, 2022 – NICE (Nasdaq: NICE) today announced its designation as a market leader as evaluated by Omdia in its Customer Engagement Platforms, 2022-23 research report. Market leaders were characterized as having the best scores in terms of both functionality and capabilities and represent leading solutions Omdia believes are worthy of a place on most technology selection shortlists as they have established a commanding market position with a product that is widely accepted as best of breed.

Highlighting NICE’s industry-leading cloud-native customer experience platform, Omdia noted three unique strengths of NICE CXone: universal AI models for all the major CX use cases and an AI framework that enables continuous learning across the CXone portfolio; its focus on conversational self-service, CX domain expertise (WFO, CCaaS, and CX platform), agent preparation efforts for digital adoption; and its open cloud platform with hundreds of APIs. NICE’s leadership designation was also driven by an independent customer satisfaction score of 9 of 10,1￼.

NICE CXone’s maximum scores for Solution Innovation validate the industry-differentiating value of its Customer Experience Interactions (CXi) framework delivered through a unified suite of applications on the fully integrated CXone platform. CXi empowers organizations to intelligently meet customers wherever their journeys begin, enabling resolution through AI and data-driven self-service and preparing employees to successfully resolve any customer needs event.

Paul Jarman, CEO, NICE CXone, said, “Customer expectations are changing, and organizations look to us for a complete, connected, and intelligent platform to easily reduce friction. This transformation allows organizations to meet their customers wherever they are and however they choose to start their journeys, to create cohesive digital experiences. Our leadership designation is an honor and we are proud to be the leader of choice in innovative solutions.”

CXi offers a comprehensive approach to bridge the gap between today’s consumer expectations and organizations’ delivery of extraordinary experiences. Redefining the way organizations engage and interact with customers, CXi provides the industry’s only combination of CCaaS, WFO, Analytics, AI, and Digital Self-Service. This creates smart, connected, proactive, self-service and human-assisted interactions across the holistic customer journey.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.